Filed by General Motors Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: General Motors Corporation

Commission file No. 001-00043

Exchange Offer Information

In connection with the public exchange offers, General Motors has filed documents with the Securities and Exchange Commission, including a Registration Statement on Form S-4 and a Schedule TO containing a prospectus, consent solicitation and tender offer statement regarding the transaction. Investors and security holders of GM are urged to carefully read the documents because they contain important information about the transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov or by contacting Nick S. Cyprus at (313) 556-5000.

GM and its directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the transaction is included in the documents described above. Additional information, including information regarding the directors and executive officers, is available in our Annual Report on Form 10-K, which was filed with the SEC on March 5, 2009.

FINAL TRANSCRIPT

Conference Call Transcript

GM - Q1 2009 General Motors Corp. Earnings Conference Call

Event Date/Time: May. 07. 2009 / 9:00AM ET

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May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

CORPORATE PARTICIPANTS

Randy Arickx

General Motors Corp. - Executive Director IR

Ray Young

General Motors Corp. - EVP, CFO

CONFERENCE CALL PARTICIPANTS

John Murphy

Merrill Lynch - Analyst

Brian Johnson

Barclays Capital - Analyst

Patrick Archambault

Goldman Sachs - Analyst

Chris Ceraso

Credit Suisse - Analyst

Himanshu Patel

J.P. Morgan - Analyst

Pat Nolan

Deutsche Bank - Analyst

Tom Krisher

Associated Press - Media

Tom Walsh

Detroit Free Press - Media

John Revill

Automotive News Europe - Media

Chris Isidore

CNNMoney - Media

Ted Reed

TheStreet.com - Media

Joe Szczesny

The Oakland Press - Media

James Amend

Ward S - Media

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the General Motors Corporation 2009 first-quarter earnings conference call. (Operator Instructions). As a reminder, this conference is being recorded Thursday, May 7, 2009.

I would now like to turn the conference over to Mr. Randy Arickx, Executive Director, GM Investor Relations and Financial Communications.

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Randy Arickx - General Motors Corp. - Executive Director IR

Good morning everybody. Thanks for joining us as we review or 2009 first-quarter results that we send to you earlier this morning. I would like to direct your attention to the legend regarding exchange offer information on forward-looking statements and risk factors on the first couple of pages of the chart set. The contents of our call will be governed by this language.

I should also mention that to comply with the SEC’s Reg G we have provided some supplemental charts at the end of these charts that we are speaking to today in order to provide reconciling data between managerial financial results and the GAAP equivalent results that are in GM’s financial statements.

As always, GM is broadcasting this call live via the Internet, and the financial press is participating as well. This morning Ray Young, GM Executive Vice President and CFO, will review our first-quarter earnings results. After the presentation portion of the call approximately 15 minutes will be set aside for questions from security analysts, followed by 15 minutes for questions from the financial press.

I would like to mention we have several other executives available to assist in answering your questions. With us today are Walter Borst, Corporate Treasurer; Nick Cyprus, Corporate Controller and Chief Accounting Officer; Joe Peter, CFO of GM North America; and Mike DiGiovanni, Executive Director Global Markets and Industry Analysis.

Now I will turn the call over to Ray Young.

Ray Young - General Motors Corp. - EVP, CFO

Good morning to everyone. Let’s turn to chart number 1, and talk about the overview of first-quarter results. We recorded a GAAP net loss of $6 billion or $9.78 per share loss, including special items of about $73 million. Just for your reference, we are changing segment presentation so that we are going to include the so-called FIO sector, which is finance, insurance, other income, as part of the Corp sector. Basically these are just the assets that we retain associated with GMAC’s separation of the so-called lease asset carveout that now we are just putting into the Corporate sector. The amounts are becoming small.

Adjusted net loss of $5.9 billion and $9.66 EPS, excluding special items. Adjusted automotive EBIT of $3.9 billion, which is down $4.7 billion versus first quarter of 2008.

We are also, for the purposes of managerial presentations, moving towards showing EBIT for the regions. The reason why we are doing this is because we think this allows us to present the regions and the business units details on a more — on a basis that we can analyze it, and basically move the interest cost into the Corporate sector. You will see that with the debt, the U.S. Treasury debt, other debt. There is a lot of discounts associated with it as we basically value the debt differently. So we will be amortizing the discounts into our interest expense line. So in order to avoid the volatility in terms of measurement, that is the reason why we are going to move that into the Corporate sector.

Adjusted GMAC results recognized by GM, about $900 million loss. And then finally adjusted automotive operating cash flow of negative $10.2 billion.

On chart 2, looking at the results by segment, you can see again, automotive EBIT for first quarter ‘09 a loss of $3.9 billion. We will go through each of the regions in more detail, but you can see that North America a loss of $2.7 billion; Europe, a loss of $1.2 billion; LAAM and AP more or less breakeven, $42 million positive on LAAM, negative $21 million on AP.

GMAC, again our portion of the GMAC earnings before special items, negative $885 million. And in Corp other negative $1.2 billion. Again, this includes net interest expense, so that includes interest expense less interest revenue.

You would see a sizable deterioration versus first quarter of ‘08, and that is due to the fact that our level of debt has increased dramatically, so resulting in higher interest expense. In addition, our cash balances have come down and interest rates have come down, resulting in lower interest income. So that more or less accounts for the deterioration in terms of the Corp other sector.

So you walk down to GM net income, a $5.9 billion loss. The other thing to note on this sheet — on this page is worldwide production. You can see that worldwide production of 1.3 million units, down 903,000 units, or 40%, compared to year ago levels. This is a pretty significant reduction that has, as you know, a dramatic impact in terms of cash flows as well, due to the working capital impact of production.

Global market share at 11.2%, down the 1.2 points. Again, we will walk through the market shares in each of the four regions in the future charts.

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May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Turning to chart number 3, just adjustments to our net income. Again, the $5.9 billion loss before special adjustments. What are our first-quarter adjustments? First, we had a gain in terms of extinguishment of debt. We amended a $1.5 billion US term loan in the first quarter. Because the terms of the amendment were substantially different than the original terms, we actually accounted for the amendment as a debt extinguishment for the [car] loan, and then recorded a new term loan at fair market value. And hence recorded an accounting gain of $906 million. This is noncash in nature, so therefore you will see that — that is going to get reversed out in our cash flow statements.

GMAC related, as you heard in the GMAC earnings release, they did record also a debt extinguishment gain. This is our portion — the GM portion of that gain, $385 million.

With respect to Saab, on February 20 we actually — or Saab AB filed for reorganization under a self-managed Swedish court process, which is very similar to the US Chapter 11. So therefore we made some provisions and reserves related to Saab. More or less we basically booked a reserve related to the net investment in and advances to Saab. And also have booked provisions related to tooling that we have invested in various product programs, such as the 95 and 94X. So we have taken provisions on that. All amounts to about $822 million.

There is asset impairments, about $291 million, primarily related to impairments in North America, related to product programs that we are discontinuing. There is also a Delphi related charge of $135 million related to advances that we made under the Delphi Advance Agreement. And finally in terms of restructuring, there is a net charge of $116 million related to primarily North American restructuring.

So when you watch the ins and outs, about negative $73 million net adjustments. So a reported GAAP number is about $6 billion loss for the quarter or $9.78 per share.

Chart number 4, walks us again in terms of adjusted EBIT on an automotive sector basis from ‘08 to ‘09 for the first quarter. In ‘08 we actually had positive adjusted automotive EBIT of $0.8 billion. We had significant volume reductions in the first quarter. You can see that $5.4 billion unfavorable. $3.8 billion due to global industry declines. $1 billion related to deterioration in terms of market share. A lot of it driven by segment mix deterioration, particularly in North America. And also about $0.6 billion related to year-over-year inventory changes.

With respect to mix, about $0.5 billion unfavorable. Again, primarily driven by product mix, especially in terms of the North American operations.

In terms of price, you can see a favorable $0.6 billion, comprised of favorable lease reserve adjustments. That is due to the fact that the used car prices in the first quarter have recovered versus where we were at the end of the calendar year ‘08, and hence our provision for the lease reserves, we had the favorable adjustment. And then slightly unfavorable in terms of net pricing and incentives.

On material, basically a wash there. We had some favorable supplier performance offset by higher steel prices on a year-over-year basis.

Instructional costs about a $3 billion improvement. You can see here manufacturing in North America about $1 billion, $1.1 billion improvement. It is about $1 billion improvement due to favorable translation of structural cost of overseas operations. About $0.7 billion related to lower engineering and product development costs. And $0.3 billion related to favorable advertising and other expenses.

On the hedging, exchange and other, negative $2.5 billion. There is about $1.3 billion related to exchange. This is primarily related to the contribution margins of our overseas operations. The US dollar appreciated in the first quarter relative — compared to first quarter last year. So therefore we had unfavorable translation of contribution margins of overseas units.

Just about $1 million unfavorable on commodity and FX. If you recall last year in the first quarter, we had some significant mark-to-market gains related to commodities related to our hedging program. Commodities prices start moving up in the first quarter last year, so we had favorable mark-to-markets. This year we don’t have that. So on a year-over-year basis we do have an unfavorable variance, and there is about $0.2 billion of other foreign exchange related items.

So total when you walk us through, 2009 earnings before interest and tax of negative $3.9 billion in the automotive sector.

Chart number 5 looks at North America adjusted results. A couple of highlights here. First of all, take a look at revenue. A $12 billion reduction in terms of revenue in our North American operations, which represent a 50% decline. And clearly, when you take a look at our overall production levels in North America, you would see 514,000 units less production quarter-to-quarter. That is a 58% reduction in terms of production.

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May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

The reason being is a combination of weaker industry in the United States. You can see that the SAAR rate compared to last year, this year’s SAAR rate was 9.7. Last year’s SAAR rate was 15.6 million units, so a dramatic reduction in terms of the size of the US industry.

Our market share has declined in North America and United States. Without a doubt, a couple of factors impacting us. In January, if you recall, we are — our production in North America was very, very low as we adjusted our dealers’ stocks.

That resulted also in terms of our fleet deliveries being also very, very low. Normally we have fairly strong fleet deliveries, representing about one-quarter of our sales, but because of low production our fleet deliveries in the first quarter ‘09 were only 71,000 units, which is 144,000 units below the levels of the prior year.

Secondly, we did draw down dealer inventory. You can see this in the chart that in the United States our inventories went down from the 875,000 level that we had in the first quarter ‘08, down to 767,000 in the first quarter ‘09. So that also had an impact in terms of our overall wholesale and production volumes.

Then thirdly, the rumors, the speculation about bankruptcy clearly had some impact in terms of our overall retail share performance. So that clearly impacted our overall level of sales and production as well.

Turning to the reconciliation of North America adjusted EBIT on chart number 6. Last year in first quarter about a $0.2 billion loss. When you take a look at the various variances — volume, negative $3.4 billion, now highlighted by, again, dramatic reductions in the industry, dramatic reduction in terms of our market share performance, driven primarily by segment shift mix.

When you take a look at, for example, segment mix, looking at large and large lux SUV, last year the segment was running at 3.3% of the industry. In the first quarter of ‘09 they are running at 2.5%. Large pickups, last year they were running about 12.2% of the industry; this year about 10.9%. And because we have a disproportionately higher market share in these segments, that industry segment mix change had an impact in terms of overall volumes.

The mix, unfavorable $0.6 billion there. On pricing, again, we talked about the lease reserve adjustment, a favorable $0.7 billion. We also had some unfavorable pricing incentives at $0.3 billion there.

On material, slightly positive. Structural costs, again, good structural cost performance on the part of the North American team. You can see again favorable manufacturing, favorable engineering, product development, some slight favorable exchange.

Then finally on hedging exchange and other, again, the primary driver being the commodity hedging gains that we had in the first quarter of 2008 that we don’t have in 2009.

Turning to chart number 7, looking at GM Europe’s results. Similar to North America, we had a significant reduction in terms of our revenue in the European operations. Again, I remind folks that the European results from a financial perspective do not include the Chevrolet sales. And the Chevrolet sales are more or less booked at the GMDAT level in Asia Pacific. So this is primarily Opel/Vauxhall.

Revenues down about 46% to $5.3 billion. A loss in terms of EBIT of $1.2 billion, which is a deterioration of $1.5 billion. Of the $1.5 billion deterioration, about $1.2 billion was driven by volume — the significant reduction in terms of production volume. In fact, 226,000 units less than the first quarter of ‘08, or a 46% reduction.

The other variants primarily driven by exchange. If you look at the UK, the box in the UK, you can see the pound sterling really depreciated 20% versus the euro. And we actually have a fairly sizable presence in the UK through our Vauxhall brand. And hence with the significant change, the significant weakening of the pound versus the euro, we took a fairly sizable loss in terms of a transactional exchange elated to our sales in the UK.

A couple of things to also highlight in this chart here. You look at Germany, the industry was actually stronger in the first quarter of ‘09 versus the first quarter of ‘08, about 400,000 units stronger, or 14%. This is driven primarily due to the fact that Germany had the scrapage program in the first quarter, and that program has turned out to be very, very successful in terms of driving volume for the entire German industry.

This is actually some learnings on our part as we think about what governments around the world can do to help stimulate their domestic industry. Now we understand within the Congress right now there is talk about a package similar in order to stimulate demand for vehicles through some incentives to trade in older vehicles. So this is something which within General Motors we support that concept, because we have seen this thing work, and a real life case study has been what has happened in Germany.

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May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

The other thing to note is Russia. Russia is a big challenge right now. The market is down 1.3 million units on a SAAR basis, about 40% reduction year-over-year. It is a market whereby we are looking very, very carefully, analyzing very carefully, and frankly managing our dealers stocks there very carefully. And that is part of the reason why, when we talk about our Asia Pacific results, why our volumes have been down dramatically in our GMDAT operations, as we basically adjust our inventories in Russia and in Central Eastern Europe.

Looking at chart number 8, the LAAM results, Latin America, Africa and Middle East. You can see revenues down 28% to $3.4 billion. Earnings before interest and tax, positive $42 million, or slightly above breakeven. Again, a similar type of story to the other regions. Production volumes have been down about 24% to 185,000 units. The industries are down dramatically within the LAAM region, a 12% decline in terms of the industries.

Again, when you take a look at the various markets, we see in Brazil, for example, the Brazilian market is actually up a little bit year-over-year. This is being driven primarily, again, by incentives or stimulus provided by the Brazilian government for their local industries. So as a result the Brazilian market was actually up year-over-year.

Our market share, unfortunately, is down about 2.4 points, actually driven by a couple of reasons. We are actually short of products in Brazil related to certain of the vehicles that benefited from the stimulus package of the government. So we have actually ramped up production in Brazil in order to meet the demands here.

Secondly, we are having some challenges in terms of financing for fleet coverage — fleet customers in Brazil, which had an impact in terms of our fleet sales.

You can see in Argentina, again, about the same in terms of industry and market share. And in the rest of South America, while we are down, we actually gained a little bit of market share there in the rest of South America about 5 points of share.

Looking at Asia Pacific, on chart number 9, again, this includes the GMDAT operations, which export to various parts of the world. You see revenue down dramatically, a 54% reduction to $2.4 billion. You can see pretax income loss, about a $87 billion loss or an EBIT loss of negative $21 million.

You can see actually in terms of the industry itself within Asia Pacific it was down about 1.8 million units in terms of SAAR rate to 20.9%. Our deliveries were actually up, and hence our market share was actually up in the region, from 6.9% to 8.0%.

The main driver really was China. And again a similar type of story whereby the Chinese government provided stimulus to the domestic vehicle market, and that has resulted in that vehicle market actually increasing year-over-year to a SAAR rate of 10.6 million units in the first quarter. You can see that we actually also gained market share — that is the General Motors Group — to 13.7% or a 1.2 point improvement in terms of share.

Australia, again the market down a little bit. We lost a little bit of share. And then GMDAT, I just want just want to highlight this number. A dramatic reduction in terms of production at GMDAT in Korea. Again, they are primarily an exporter to various markets around the world, such as Europe, Central/Eastern Europe, Russia, Latin America and the United States.

The production levels at GMDAT were down 47% compared to the prior year.

Chart number 10 just looks a little bit at GMAC’s results that were announced a couple of days ago. This is, again, GMAC on 100% basis. You can see that they recorded a loss of $675 million for the quarter, down $86 million. You can see global automotive finance, slightly down $33 million versus the prior year, based on really weaker credits, partially offset by lower interest expense.

The mortgage operations were favorable, $734 million, primarily driven with some gains on debt extinguishments.

And then in the Corp and other segment, down $705 million, primarily due to the negative impact of valuation adjustments in intercompany eliminations.

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May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

As noted in the GMAC earnings release, as well as their analyst call, tier 1 capital ratio of 10.6%, and tier 1 common capital ratio of 7.3%. One of the things we all know that GMAC is going to become the preferred provider of automotive financing for Chrysler dealers and customers going forward.

Chart number 11, Delphi related items. We recorded a first-quarter adjustment of $0.1 billion to Delphi reserves. These are primarily related to the amounts that we have advanced to Delphi under our Advance Agreement. So a total of $12.5 billion in net Delphi related charges taken to date.

We expect Delphi to to fully draw on the $300 million available under the Advance Agreement in the second quarter, and with temporary acceleration of $300 million in payment terms fully implemented.

We continue to work with the Treasury department, Delphi and the DIP lenders to to facilitate a resolution of the Delphi bankruptcy. Currently the DIP agreement extends through May 9, 2009. And our planned acquisition of Delphi’s Steering business is to be addressed as part of the overall resolution of Delphi.

Chart number 12 just summarizes the liquidity position at the end of the first quarter. We finished up with liquidity at $11.6 billion at the end of March. That is a decrease of $2.6 billion from the prior quarter, primarily driven by the negative OCF of $10.2 billion, offset by U.S. TARP funding.

So when you look at net liquidity, that is cash less debt, we are at a balance of negative $42.8 billion, which is a decrease of $11.1 billion from the prior quarter. The debt balance in the first quarter of ‘09 is at $54.4 billion, including the U.S. TARP funding balance.

Chart 13 is actually a chart recording the debt, just to help you reconcile the reported US TARP balance number. As you know, we have drawn about $13.4 billion of TARP funding as of March 31, ‘09 for our operations. As you know, as part of the loan and security agreement with the U.S. Treasury we also issued a warrant note to the U.S. Treasury of about $700 million there.

We also have an accounting treatment of the U.S. Treasury loan, whereby we record a discount related to just valuing this particular note. There is about $0.5 billion discount related to this loan amount.

Then as you recall, back in January, we issued a note of $884 million in order to purchase shares — common shares of GMAC as part of our arrangement with GMAC and the U.S. Treasury.

When you add up all of these items, we actually have a reported TARP balance of $14.5 billion at the end of first quarter related to TARP loan balances.

Chart number 14 is just our traditional cash flow summary walk. Let me walk you through first-quarter ‘09. Again, GAAP net income of $6 billion loss, adjusted for — exclude the tax — so therefore our earnings before tax is a $6.1 billion loss.

We add back depreciation and amortization, which includes the majority of the impairments for the quarter that we walked through in the prior pages. We back out actual cash expenditures — our actual CapEx is $1.6 billion. We had a change in receivables, payables and inventories of negative $1.9 billion. That is again primarily driven by accounts payables, as our production levels around the world came down dramatically, as you know, the working capital impact of production reductions is dramatic, so negative negative $1.9 billion for the quarter.

You deduct $0.5 billion related to net pension OPEB expenses, net of payments. Then on terms of our accrued expenses and other, negative $2.6 billion, which I will walk you through on the next page.

So that is how we arrive at the adjusted OCF number of negative $10.2 billion. This is a sizable burn in terms of a cash flow, but if you look back at the February 17 submission that we made to the U.S. Treasury, where we laid out the Viability Plan on that date with the detailed schedules, we had originally forecast about negative $13 billion for the first quarter in terms of our cash flow burn. So we did improve a little bit versus where we thought we were going to be.

And this is really primarily driven by some favorable cost performance, as well as frankly just pushing out expenditures into the future as we manage our cash carefully.

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May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

We also had cash restructuring costs and Delphi related cash restructuring costs of $0.8 billion. That will arrive at an adjusted OCF, after special charges, about $11 billion.

We have seen about a net change in debt about $9.4 billion through the quarter. Back out our investment in GMAC, where they did common shares that I talked about earlier. Some other adjustment of $0.1 billion. So our total nonoperating related cash flows are about $8.4 billion. Again, primarily driven by debt draws from the U.S. Treasury. So our net change in cash and cash related balance was a negative $2.6 billion change in terms of our cash position there.

Chart number 15, just looking at again our accrued expenses and other. For the first quarter of ‘09 basically we back out the charge related to Delphi, which is a noncash charge. We back out the Saab related charges, again a noncash charge of $0.8 billion. We did have some Saab related payments, primarily related to some DIP funding for Saab, as well as the prior payments on behalf of Saab, about $300 million there.

We had a gain in terms of the extinction of debt that we talked about. Again, that is an accounting gain, so from a cash flow perspective we reverse that out, so a $0.9 billion reversal.

Then some non-cash restructuring charges in the near term of $0.1 billion that we reversed out. So the cash flow impact and the special charge and the related payments are about unfavorable (technical difficulty).

We also, from a GMAC perspective, again, we are equity accounting GMAC, we have the combination of the gain, our portion of the gain on debt extinguished, and also the loss related to GMAC — our portion of the loss. So on net $0.5 billion. So we reverse that out from the cash flow statement.

Then lastly, in terms of some of the other working capital counts. Policy and the warranty, a net outflow of $0.6 billion. Again, primarily driven by volume related impact, as our payments on policy and the warranty exceed that of our accrual due to lower levels of sales in the first quarter.

Sales allowances, a negative $1.5 billion. This includes, again, the $0.7 billion favorable adjustment in terms of our lease residuals, which is really a noncash adjustment — that reversed out. And then the other component, sales allowances, again is volume related, as we are paying out sales allowances at a greater rate than what we are accruing sales allowances due to volume reductions in the first quarter.

In terms of financial derivatives, $0.7 billion. That is primarily related to FAS 157 adjustments. As you know, we talked about this in the last earnings call. We make adjustments to our derivatives in terms of valuing them based upon our current credit spreads. So we had some gains related to our derivatives related FAS 157 adjustments, which are non-cash in the near term. So therefore we are reversing that out in our cash flow statement. So that is how we arrived at a total accrued expenses other of $0.6 billion.

Chart number 16, just some perspective in terms of the second quarter. We clearly — in North America we announced that we would make some adjustments to our US dealer stocks, our North American dealer stocks. Many of our plants will go down for a period of idling — actually starting right now. We are taking out about 190,000 units production in the North American schedule in second — beginning of third quarter.

That will get our inventories in US down to about 525,000 units as we end up into the summer timeframe. We think this is a very, very important element of our Viability Plan in order to get ourselves rightsized in terms of dealer stock.

Secondly, we are very much focused in second quarter on executing our plan. That is again resolution of our brand strategies. As you know, we still remain engaged with prospective investors in HUMMER. We still remain engaged with prospective investors in Saab. And there discussions, along with perspectives, in terms of our Saturn distribution channel. So we are looking towards focusing on our four core brands, and looking at a resolution with respect for our other brands in terms of financial investors investing in them.

Secondly, we are focused on executing the dealer consolidation strategy. Our teams are working on the strategies in quite a bit of detail. We will be announcing to the dealers over the course of the month of May the details of our consolidation plan.

Thirdly, in terms of structural costs and capacity actions, as you know, our plan takes our structural costs down from a $31 billion level in 2008 down to about a $23 billion level in 2010, or about 25% reduction.

We are moving in terms of the plan. We are working with our stakeholders right now in terms of identifying capacity to be reduced in order to help us get our capacity [ultilization] rates higher as we go through the next couple of years.

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May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

We will be in gauging with the UAW in terms of working through the modification required in terms of the VEBA agreement, as well as the labor agreement, in order to comply with the conditions of our loan agreement with the U.S. Treasury.

Lastly, we are working through to strengthen and delever our balance sheet, which always working with the UAW in terms of the VEBA, and proceeding forward and executing the terms of our bond exchange that is currently in the market.

Thirdly, managing bankruptcy risk. Clearly from our perspective, the impact — the perceived impact of bankruptcy is having an impact on our results for the first quarter. It is tough to quantify how much of the market share reduction is due to consumers being somewhat skittish about buying our vehicles in the first quarter.

We are very, very appreciator appreciative of the U.S. Treasury, the US government coming in with the guarantee program warranties on March 30. I think this clearly is a positive in order to reassure customers regarding General Motors products, and the fact that these products can be serviced and will be guaranteed, the warranties will be guaranteed.

But again, from our perspective we recognize that there is an impact in terms of sales in our first quarter. We need to manage that as we go through the second quarter. It also points to is us, that hey, our preferred approach is to execute our restructuring of the corp and not go through a bankruptcy process in order to avoid this issue of consumer perception.

But if we had to go through an in-court process, it also highlights the importance of going through an in-court process very, very quickly. Going through the process in and out so that we take this issue off the table for our customers.

We are also planning for contingency. It is something we have talked about. Again, we do not know how the bond exchange will proceed as we go through the course of the month, so therefore, we have to plan for contingencies, and hence we are doing that right now. We are closely following the Chrysler proceedings as well in order to make sure that we learn from the proceedings in case we have to go through a process similar to that.

Then lastly, in the second quarter we are going to work through our European ownership and funding options, our alternatives there.

Chart number 17, reinventing General Motors. I read the newspaper, watch the news every day. It seems like we are in the headlines every day. But sometimes we have to remind ourselves, we are a car company. At the end of the day our focus is to really focus on building, designing, selling great cars and trucks.

So our reinvention strategy for General Motors focuses on four core brands in terms of distribution. It is supported by three channels. We are going to have fewer nameplates, but well-supported nameplates, so that we can invest, not just in terms of product development, but invest also in terms of marketing support, advertising support for our remaining brands and nameplates.

We want to emerge from all this restructuring with a very, very strong dealer footprint of around 3,600 dealers in superior and prime locations. We are going to end up with a very, very [effectual] well-utilized manufacturing facilities. Frankly, in today’s global automotive industry you have to be able to run at above 100% capacity utilization rates on a two shift basis in order to be viable. And that is the basis of our Viability Plan that we recently submitted.

We need to bring our benchmark structural costs levels to lower levels. The 10 million unit US industry breakeven for EBIT is important, because we do believe the first quarter this year, I think, we are hitting bottom in the US industry. Running at a high 9 millions level industry rates. So therefore from our perspective, setting our breakeven level at this spot makes a lot of sense from our perspective.

Lastly, focus on key technologies, because we recognize for us to win in the future we cannot cut back in terms of investing in both the fuel economy technologies, environmental technologies for the future.

Lastly, just on chart number 18, we do have a lot of launches coming up in North America and around the world. In the second quarter we are very much focused in terms of the launch of Camaro. Very much focused on the launch of the new generation Equinox, with a very, very efficient four-cylinder engine. We’ve got the new Cadillac SRX coming out in the summer, as well as the new Buick LaCrosse coming out in the summer. The LaCrosse is based upon a new global platform.

Looking at Europe, the Insignia, which is also a similar platform to LaCrosse, was launched earlier in the year. It has actually been a strong success for the European market, and we want to leverage that as we go through the quarter.

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

The new Chevrolet Cruze will be launched in Europe as well in the fall of 2009. In Asia Pacific we’ve got the Buick Regal, again, based upon the new global midsized platform. As well as the Chevrolet Spark coming out.

And then lastly in the Latin America, Africa, Middle East regions we’ve got the new Chevrolet Cruze also being launched into the market. As well as the first Wuling products going into some of the emerging markets in Latin America. Here’s you a photo of the new Chevy N200 van that will be going into some of these markets.

So, again, we can’t lose sight of the fact that despite all of the restructurings that go on in different parts of the world, the General Motors team remains very, very much committed toward developing new products and launching new products, and making sure that the product renaissance is a critical element of our entire turnaround plan.

With that, I will stop, and I will turn it over to Randy.

Randy Arickx - General Motors Corp. - Executive Director IR

Operator, we are ready to start the Q&A from the analysts.

QUESTION AND ANSWER

Operator

(Operator Instructions). John Murphy, Merrill Lynch.

John Murphy - Merrill Lynch - Analyst

I am going to try to sneak two in here real quick. First, Randy — I mean, Fritz, when we are looking at what you guys are talking about with the bondholders right now, clearly it appears that there is some discrepancy in what is the offer that is on the table, and what they want and what you want on the capital structure.

But do you sense that there is any difference in the operating plan or the future plan that you have put out there for restructuring the Company itself — forget about the capital structure — with the creditors right now?

Ray Young - General Motors Corp. - EVP, CFO

It is Ray here. From our perspective we have done diligence with the advisors, the advisors to be the committee of bondholders earlier this year. They are going through levels of due diligence again, with respect to this revised plan.

They are going to have to make a judgment in terms of the plan. I can’t speak on their behalf. I think it is very important to highlight that this plan that we announced is a plan that goes deeper and goes faster. From our perspective, it was critical for us to drive a plan in which we can achieve North America — GM North America breakeven on an EBIT basis on the 10 million unit US industry.

We are hopeful that when they look at this plan, they will see that this is a plan that is deeper and faster. And that is a critical element in terms of how they are going to evaluate the equity value of this Company, as they make their decisions in terms of entertaining the bond exchange.

John Murphy - Merrill Lynch - Analyst

But as of yet, you are not seeing any big discrepancy in the — in discussions on the operating plan, it is really more on the cap structure side right now?

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May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Ray Young - General Motors Corp. - EVP, CFO

Again, I can’t really comment in terms of viewpoints. All I can highlight is the fact that this plan goes deeper and goes faster. And this is something — we got feedback with respect to the prior plan that they wanted us to go deeper and go faster. So we did in this plan.

John Murphy - Merrill Lynch - Analyst

Then the second question, it looks like you guys in the first quarter North America did a pretty good job on structural costs saves, about $1.9 billion in the quarter, which on a runrate basis is running a lot faster than what you were looking for in the plan you put out April 27. I think you were looking for about a $4.5 billion reduction in structural costs saves from ‘08 to 2009.

Are you running significantly ahead of schedule on these? And is it possible that these structural costs saves in 2009 actually greater than what you outlined in the $4.5 billion back in late April?

Ray Young - General Motors Corp. - EVP, CFO

I think that what we highlighted before remains our target in terms of structural costs. Clearly, some of the structural costs impact in the first quarter was impacted by just the dramatic level of lower production in North America. So you’ve got that factor in there.

But the plans that we highlighted in our April submission remain the plans that we are working towards. Of course, we are not going to stop in terms of trying to exceed these cost reduction targets. So this aspect of deeper and faster is critical. And as we engage the UAW in terms of going through the labor agreement over the course of this month, that is going to be a key message on our part, that we need to work with them in order to go deeper and faster with respect to reducing costs.

Operator

Brian Johnson, Barclays Capital.

Brian Johnson - Barclays Capital - Analyst

A couple of questions around Europe. If we look at the $10.2 billion cash burn, how does that roughly split out amongst the regions, especially when — especially in the things that are different from EBT versus cash flow around accrued expenses and working capital?

Ray Young - General Motors Corp. - EVP, CFO

Again, we don’t disclose our operating cash flow by region. But I think you can surmise when you look at the results, based upon the level of production reductions in Europe and in North America, there was a cash — there is clearly a cash flow burn over in our European operations there.

Again, I need to emphasize, the production reductions in Europe are a combination of lower industries, but also the fact that we took down inventory in Europe as well, just like we took down dealer stocks here in the United States.

So the first quarter, frankly speaking, we were using this as an opportunity to start really derisking ourselves. And setting ourselves up so that when we emerge from the restructuring that we are going to have a cost structure that is correct, and also a level of dealer stocks in both the United States and around the world that is balanced so that we don’t have to make further inventory adjustments in the future.

Brian Johnson - Barclays Capital - Analyst

Those inventories were dealer inventories in Europe as opposed to Company owned some of that would generate cash?

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Ray Young - General Motors Corp. - EVP, CFO

That’s correct. When you reduce dealer stock, as you know, you have to adjust production to reflect that. So a part of the production reductions, we went down 226,000 units in terms of production volume in Europe, part of that reduction is due to the fact that we took down dealer stocks.

Brian Johnson - Barclays Capital - Analyst

Second question is strategically with things like the Epsilon platform, what happens if you no longer own all or even part of Opel?

Ray Young - General Motors Corp. - EVP, CFO

Clearly, I think whoever invests in Europe has a great incentive in order to make sure that there is collaboration in terms of our global product development around the world. We didn’t want to reinvent the wheel here. So if we were to go down the approach of an investor, I am sure that we would talk to them about collaboration in terms of product development.

Brian Johnson - Barclays Capital - Analyst

And if that investor is competing against you in the North America market?

Ray Young - General Motors Corp. - EVP, CFO

I can’t comment on that. All I am saying is there are (inaudible) in terms of product development. And it is important, frankly, for us and for the investor to try and maximize such synergies.

Operator

Patrick Archambault, Goldman Sachs.

Patrick Archambault - Goldman Sachs - Analyst

Actually, I just wanted to follow-up first on that last question. Can you give us a sense of what potential regional products might be affected through Opel/Vauxhall? How much product sharing has there been already from that platform? You mentioned the Epsilon, but are there others that we should also be thinking about?

Ray Young - General Motors Corp. - EVP, CFO

I think you highlight the one that we are launching right now, which is the global midsize. They are also involved in the global compact. Although our global compact, we have engineering centers, such as in Korea, that are also involved in global compact.

Again, I get back to the point is that in today’s automotive industry you have to drive synergies. So therefore from our perspective, if we were to enter into any type of partnership in Europe, I think part of the transaction would be looking to maximize these types of synergies in order to avoid what I call dis-synergies.

So I can’t really comment beyond that, but I think we need to work with whoever in order to make sure we maximize synergies for the benefit of ourselves and for the benefit of the investor.

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Patrick Archambault - Goldman Sachs - Analyst

Another one. Can you just give us — help us understand maybe what the path here for Delphi? You mentioned an extension until the 9th. Obviously, that is only a couple of days from now. Can you help us try to understand what the next steps are there?

Ray Young - General Motors Corp. - EVP, CFO

I really can’t comment in terms of like where we are going to go. Clearly we would like to have a resolution at Delphi as soon as possible. It creates a lot of uncertainty for us. It creates a lot of uncertainty for Delphi. It creates a lot of uncertainty for other — the stakeholders at Delphi, frankly speaking. So I think that at this point in time we are talking with Delphi. We are talking with the DIP lenders. We want to find a solution here.

I think no time like the present. Fritz likes using that expression. There is no time like the present in order to find a resolution to Delphi at this point in time.

Patrick Archambault - Goldman Sachs - Analyst

So it might not be unheard of to actually do that (technical difficulty) [booking]?

Ray Young - General Motors Corp. - EVP, CFO

I can’t really comment on timing here. It is just that we would like to resolve Delphi as soon as possible.

Patrick Archambault - Goldman Sachs - Analyst

And finally, just a quick one. Do you have any reaction — I mean, on the cash for clunkers bill that has been brought before the Energy and Commerce Committee? It seems to favor trucks a lot more than cars. I just wanted to get your initial thoughts on that.

Ray Young - General Motors Corp. - EVP, CFO

Just as a concept, we actually like the concept. Because in the first quarter the evidence shows in Germany that this (technical difficulty) the German market was actually up 14%, despite the difficulties of the European economy, of the German economy. So we have evidence that this type of program works.

Now the details, again, Congress is trying to work out all the different details in terms of how to apply this program. Conceptually we believe that it is important in order to drive demand stimulation in the US marketplace.

We spend — we talk a lot about cost reduction, and we are working on getting our cost structure fixed around here. There is no doubt about it. But as you know, profit is revenues minus cost, and you need to drive demand in the marketplace. To the extent that a program to incentivize trading in older vehicles to drive demand in the US vehicle market is implemented — to the extent we implement this type of program, this is a positive.

It is not just for General Motors. This is a positive for the US automotive industry, a positive for the supply base. And hence a positive for the US economy, because this will have a positive trickle-down effect. And this will help actually give the US economy a boost. And frankly — and we still remain in a very, very fragile state in the US economy. Anything to give the US economy a boost, in my opinion, would be very much welcomed.

Operator

Chris Ceraso, Credit Suisse Chris Ceraso.

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Chris Ceraso - Credit Suisse - Analyst

Can you give us a little more detail behind the manufacturing (technical difficulty) and cost savings in North America, perhaps number of heads that came out in the quarter, and the timing when they left, so we can get a feel for what the trend rate is as we head into Q2?

Ray Young - General Motors Corp. - EVP, CFO

On the manufacturing side, clearly, we have taken out heads, when you compare year-over-year. Different attrition programs that we have implemented. So therefore, you’re getting the full year impact of some of these manufacturing reductions in terms of costs. In terms of product engineering and development, we have reduced the level of product spending this year compared to last year, so therefore that has an impact in terms of our overall spend.

A lot of this is also due to the timing of our spend, the timing of our launches. Because we have launched products this year, some of the new products, a lot of the spend was last year. But nevertheless, we also scaled back some of the product development expenses as part of our cash conservation measures.

Just in terms of just overall headcount, we are down on a total basis about 20,000 people year-over-year in terms of our North American operations here. So I think it is fair to say a lot of it is cost reduction that we have done last year that we are now starting to benefit in the first quarter, and manufacturing being the primary point.

The other factor in manufacturing, frankly speaking, is the fact that we have basically cut back in terms of all nonessential projects in manufacturing. So therefore when you think about discretion — any type of discretionary expenditures — and Gary Cowger and his team, they have just basically hunkered down. And we are not spending in order to ensure that we conserve cash.

I think it is fair to say that a lot of it is due to what happened last year in terms of taking down our cost structure. A lot of it is hunkering down. Then lastly, as I mentioned, there is a slight volume impact as we bring down our plants in terms of just conserving structural costs as well.

Chris Ceraso - Credit Suisse - Analyst

When did the bulk of those 20,000 heads come out, was it Q3 of last year?

Ray Young - General Motors Corp. - EVP, CFO

It was around Q3, Q4.

Chris Ceraso - Credit Suisse - Analyst

Were there any changes within these savings to pension or healthcare expense?

Ray Young - General Motors Corp. - EVP, CFO

No. It is really — this is really primarily driven by headcount, actually manufacturing cost there.

Chris Ceraso - Credit Suisse - Analyst

The stress test results were out and showed that GMAC needs another $15 billion. To the extent that has to come from the government, and it increases government control, do you worry that that impairs GM’s flexibility to run different incentive programs and sell vehicles?

Ray Young - General Motors Corp. - EVP, CFO

Actually not, because I think when — we have an operating agreement with GMAC. Secondly, this is the relationship whereby we rely on each other. And GMAC’s success depends on us and our success depends on GMAC. So therefore from our perspective, the combination of the operating agreement and the combination of the fact that we rely on each other, we believe that we can manage this relationship, even if the government had to come in and provide more capital support to GMAC and dilute us.

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Operator

Himanshu Patel, J.P. Morgan.

Himanshu Patel - J.P. Morgan - Analyst

You had mentioned earlier about the damage that bankruptcy rumors are having on your revenues right now, and why you would still prefer to resolve all of this outside of bankruptcy. I’m just wondering, how strongly do you guys really feel about that statement at this stage?

We have seen Saab sales for April and March, they are actually a little bit better than what they were in February. I realize that is a small sample size. But, I mean, there is the broader argument that maybe there is some consumer desensitization at this point. You’ve got government backstops under warranty. Is there really that much incremental risk to GM’s market share if you were to file, in your view?

Ray Young - General Motors Corp. - EVP, CFO

Again, I think a lot of the impact, one can argue, is already in the marketplace, because again, you cannot escape reading the newspaper every day and reading about GM bankruptcy nowadays.

In the first quarter, as you know, there was no government-backed warranty program yet. The program was announced by the administration on March 30. We have anecdotal evidence when you take a look at surveys within dealers and talking to customers that there is concern on the part of, not just American consumers, but what is interesting is when we do surveys around the world, in certain markets — it is like the markets like Brazil, people are concerned about the impact of a bankruptcy. And whether they want to purchase a vehicle from a company that is going to enter bankruptcy or in bankruptcy.

So, while we cannot quantify specifically how much the market share loss we experienced in the first quarter is due to bankruptcy concerns, there clearly is an impact; hence that is the reason why we prefer to affect the restructuring out of the court quickly and get this behind us.

But if we had to go through an in-court process, it is absolutely important — it is an imperative for us to go in and out quickly in order to avoid this risk of revenue perishability.

Again, I can’t emphasize that — we are focusing very, very much on the cost side of the business. We are going to take out a lot of cost. But once you start losing revenues, you get yourself into a vicious circle which you cannot recover. So, therefore, our focus clearly is to stay out of bankruptcy. But if we had to go in, we need to go in and out quickly.

Himanshu Patel - J.P. Morgan - Analyst

Then secondly, how are you viewing GM production during bankruptcy? Chrysler announced that they are shutting down during the bankruptcy process. What is your view on that? Is it a good idea to basically shut down just about all of North American production? I realize you are doing a lot of that already. But — or are your production plans completely independent of whether you are inside or outside of bankruptcy?

Ray Young - General Motors Corp. - EVP, CFO

Again, we announced our plans to idle certain facilities in order to help bring down dealer stock. I think it is fair to say we are going to play this on a day by day basis. We need to do dynamic planning here. The plants that we are offering, over the next couple of months our plants which are producing vehicles which have levels of dealer stocks that can justify production. And where we have stocks that are a little bit heavy, those are the plants that we have idled.

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May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

From our perspective, we are going to manage this situation very carefully. We don’t necessarily believe that we need to a cold shutdown. But again, it is going to be based upon the level of dealer stocks and the level of vehicle sales we have in the marketplace that will make any type of decisions.

Himanshu Patel - J.P. Morgan - Analyst

Then lastly, there has been some media reports circulating that GM may be looking to sell parts of its Latin American operations. First of all, could you comment if that is even directionally on the table or not? And number two, if that is, why so? Latin America has been largely self-funding for the most part.

Ray Young - General Motors Corp. - EVP, CFO

You are asking someone who spent four years managing the operation down in Brazil. You are right. It is a profitable operation down there. I can’t really comment on speculations in the press regarding that.

Clearly from our international restructurings we are very much focused on the European operations. That is our focus. As you know, we are talking to different parties. And so therefore over the month — course of the month of May we want to advance those discussions, and trying to see whether we can get an agreement here.

Himanshu Patel - J.P. Morgan - Analyst

Just wrapping up on Brian’s earlier point, is it fair to say that whatever type of transaction you enter into for Europe, or maybe in even Latin America, you would look to have some sort of commercial linkage with that business, given global product development?

Ray Young - General Motors Corp. - EVP, CFO

I think it is fair to say that in today’s global automotive industry, the importance of synergies is critical. So we would look towards leverage whatever synergies possible in order to maximize value, not just for General Motors, but for the other party.

Operator

Rod Lache, Deutsche Bank.

Pat Nolan - Deutsche Bank - Analyst

It is actually Pat Nolan for Rod Lache. I just had two quick questions. First, on the revenue per unit in North America, it looked like it was up pretty substantially in North America. I was wondering if you could give us the revenue per unit ex the parts business and ex OnStar, just so we can get a better feel for what is going on there?

Ray Young - General Motors Corp. - EVP, CFO

I don’t have that handy here. We can follow up with you with our team, okay?

Pat Nolan - Deutsche Bank - Analyst

Okay.

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Ray Young - General Motors Corp. - EVP, CFO

Part of it is also due to lease reserve adjustment as well. So we will back that out and show you the numbers there.

Pat Nolan - Deutsche Bank - Analyst

Then secondly, just on — you didn’t update your cash flow estimates in your most recent update. We can back into what to an operating side based on the new volume assumptions, but on the restructuring expense for the full year, it was originally $4 billion for 2009, what do you expect it to be now?

Ray Young - General Motors Corp. - EVP, CFO

I think that we are still thinking roughly about the same level here. Frankly, as we work through our plans, we will refine estimates in terms of what that number would be. I can’t emphasize, it is really a dynamic process here in terms of what we are going to go through in terms of the restructuring. We need to kind of reach the agreement with the stakeholders in terms of the various parts of the restructuring program. So I think just stay tuned, as we go through the plan, as we go through the progress of our plans.

Operator

We will proceed with the media portion of the question-and-answer session. (Operator Instructions). Tom Krisher, Associated Press.

Tom Krisher - Associated Press - Media

You describe the revenue decline as a vicious circle that you might not be able to come out of. A 47% drop is pretty staggering, and you’ve got big production cuts coming up in the second quarter. So is the second quarter going to be just as bad as the first? And do you have any idea when you might see that revenue bounce back?

Ray Young - General Motors Corp. - EVP, CFO

A couple of comments in terms of the revenue decline. I think, 900,000 unit reduction in production is dramatic. That is a staggering number. 40% reduction in terms of global production.

Part of it is, again, due to inventory drawdowns. We took advantage of the first quarter, frankly, in order to start rightsizing our inventories in North America and in Europe. That is an adjustment which, again, we will continue in the second quarter. That is part of the reason why we are idling certain plants in the second quarter, to further adjust our inventories in the second quarter.

The other thing to note in terms of our revenue number, there is about $3.5 billion related to translation. If you recall, the US dollar actually appreciated versus many currencies around the world. So therefore there is a translation impact of approximately $3.5 billion, related to just a strong US dollar versus the other currencies.

Then lastly, again it is tough to quantify, but we just need to get this bankruptcy speculation and rumor behind us, because that clearly is having an impact in terms of our sales. So from my perspective, when we go looking forward, you will see the global industry recover. I can’t see the global industry hanging out at this level forever. So the global industry will recover. That is point one.

Point two, we will get the inventory adjustments behind us, so that in the future our production level will be equal to our sales level. Thirdly, we will get the bankruptcy rumors speculation impact behind us, one way or another. So then the consumers can focus on the products as opposed to focusing on bankruptcy.

When you add all these factors together, our assessment is clearly our revenue line will improve in the future. Now second quarter, as you outlined, will be a challenge, because again we are making further production adjustments in the second quarter. So that will have an impact in terms of our overall production.

But I can assure you, once we get through this restructuring, get through the inventory adjustments, get the global economy growing again, our revenue lines will start showing what it should be showing in terms of growth of General Motors in the future.

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Tom Krisher - Associated Press - Media

Is it a great length of time to get that 47% back, or do you see it bouncing back as quickly as it went down?

Ray Young - General Motors Corp. - EVP, CFO

One thing I have learned in this business is you can go down quickly; you can go up quickly. There is tremendous leverage in our business here. And especially if you can get the inventory adjustments behind us, there is tremendous leverage in terms of the revenue line in our business.

When we take a look at a new product that we are launching around the world, in the United States and around the world, and these products are going to have very, very attractive price points. Attractive, meaning they’re going to be fairly priced. There will be a premium versus the models that they replace. So therefore we expect that the replacement models in terms of revenue per units will be better than the products that they replace.

And that is being demonstrated with our new Chevrolet Malibu versus the prior Chevrolet Malibu, our new Cadillac CTS versus the prior CTS. And our intent is to run this similar play in terms of our new product launches for the future.

Operator

Tom Walsh, Detroit Free Press.

Tom Walsh - Detroit Free Press - Media

The UAW has made some noise in the last couple of days about the Viability Plan and taking out four plants and a lot of people to get this breakeven point down in the near future. But then they say that by doing that, when the market comes back, you will be backfilling all that with imported products to a large degree.

I know you’re not going to get into labor negotiations, but can you characterize, or can you talk about whether that has been characterized fairly in terms of what is in the plan? When the market has come back down the road, 2012, 2014, how much of US demand will be satisfied from domestic plants, and will there be an increase in imported product?

Ray Young - General Motors Corp. - EVP, CFO

Actually, when you look at our plan over the ‘09 to ‘14 timeframe, you will see that even after the US industry recovers, the percentage of product sold in the United States built in US plants will be very similar to where we are right now.

Again, we need to look at the facts here, and so therefore, the numbers are at approximately 65%. So, yes, we are going to be growing volumes in the future. Yes, we will be building more products in the US plants. Yes, we will be bringing more products in from Canada and Mexico. But when you look at portions itself, we will be at similar proportions in our plan to where we are right now, in the recent past.

Therefore, from our perspective we have capacity in our plans to build more products in the United States. There is no issue in terms of being a short capacity. So from our perspective, we want to execute a plan that continues to provide similar proportions of production coming out at the United States to satisfy the US market. At the same time, we do need to bring down our breakeven levels. This is a critical element of our Viability Plan.

Tom Walsh - Detroit Free Press - Media

Just to clarify an early point, are you not giving any guidance on cash burn for the rest of the year? Can we expect that $10.2 billion number to go down the rest of the year, or did you say you’re going to get more on that later?

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Ray Young - General Motors Corp. - EVP, CFO

I am not going to give guidance on the cash burn for the rest of the year. We provided some guidance in the February 17 submission. But when you take a look at what we’re doing right now, we are going to take some dramatic actions in terms of adjusting inventory further.

So, therefore, as we outlined in our VP4 plans, our submission — our plan that we announced in late April, we said that we were going to be more aggressive in terms of inventory adjustments. And we were going to be more aggressive in terms of our brand and dealer rationalization.

We are going to bring down our market share assumptions in 2009. In fact, our US market share assumption versus the February 17 plan is our share in the United States will be 2.5 points lower than the prior plan. We said that our production in the United States will be about 500,000 units lower than the prior plan. So you can probably do the arithmetic there in order to determine what that will have in terms of an impact on terms of our cash flow burn for this calendar year versus the prior plan.

Operator

John Revill, Automotive News Europe.

John Revill - Automotive News Europe - Media

I was wondering about from a European point of view, how much liquidity is actually left in the European business, like how much time have you got left over there?

And also in terms of production cuts, are more production cuts likely in Q2 and Q3 moving forward?

Ray Young - General Motors Corp. - EVP, CFO

In terms of liquidity from the United States to Europe, the answer is very simple. Our loan and security agreement with the U.S. Treasury prohibits us from moving cash to Europe, absent an approval from the U.S. Treasury. So that is very explicit in terms of our loan and security agreement.

From our perspective, we are managing the European situation very, very carefully. That is the reason why we are engaged in discussions with various governments within Europe for bridge funding support.

Just for your reference, it is not just the European operations that we are talking to the various governments, we are talking to various governments around the world in order to seek bridge funding support. As you probably read this week, or earlier this week, the Canadian government actually stepped in and provided bridge funding support for the Canadian operations.

John Revill - Automotive News Europe - Media

I lost you there. The Canadian government, yes. So how much in terms of time have you got liquidity in Europe left?

Ray Young - General Motors Corp. - EVP, CFO

We are monitoring the situation very carefully. A lot of it is going to be a function of the Opel sales, the Opel production. We are gauging the situation very carefully, just like we are gauging the situation very carefully in the United States and other operations around the world. But I think it is fair to say that there is a sense of urgency on all parties in order to try to reach some sort of understanding in terms of what can be done with a potential investor and with the various governments within the European economy.

John Revill - Automotive News Europe - Media

Does that mean further production cuts are likely than moving forward?

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Ray Young - General Motors Corp. - EVP, CFO

No, I wouldn’t say that. Again, I indicate that we are making inventory adjustments in Europe. In the first quarter we are bringing down dealer stock inventories. We may do some further dealer stock adjustments in the second quarter. So again, we are managing it on the basis of making sure that we don’t have excess levels of inventories in (multiple speakers) operations around the world.

John Revill - Automotive News Europe - Media

(inaudible) second question just about the negotiations in Europe. How are they going, and when do you see a close to that? Secondly, when do you — what sort of [quotes] are you looking for in a [bidder]? What will make the ideal bidder (inaudible) from a three-year burn for the European business?

Ray Young - General Motors Corp. - EVP, CFO

We are talking to many interested parties in terms of our European business, not solely Fiat, but other parties who have an interest in making an investment in our European business.

So I think the process is proceeding. And the German government clearly has an interest in terms of these discussions. As you probably read earlier this week, some of the parties have already directly approach the German government as well. So from our perspective, we are working through the process. And from our perspective, we would like to get something done sooner than later.

John Revill - Automotive News Europe - Media

What sort of things though would make the ideal partner or investor for you guys?

Ray Young - General Motors Corp. - EVP, CFO

I mentioned to you earlier about the fact about synergies. We want a party that wants to grow the European operations, grow the Opel/Vauxhall brand, but also wants to engage with General Motors in terms of synergies in order to create value for GM shareholders and create value for the investor in the European operations.

John Revill - Automotive News Europe - Media

Thank you.

Operator

Chris Isidore, CNNMoney.

Chris Isidore - CNNMoney - Media

It seems like the projections that you have on cash burn as recently as the February 17 filing work were short of what was reported this time. What was the difference between February 17 and this that caused that to reach $10 billion?

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Ray Young - General Motors Corp. - EVP, CFO

In our February 17 submission we said the first quarter cash burn would be about $15 billion. We ended up with about $10 billion. We previewed that, because if you recall, we didn’t have to draw on $2 billion of U.S. TARP funding in the month of March. A lot of it just due to the fact that our cost performance seems to be coming in a little better than we thought. Then secondly, we have been able to push out spending.

Chris Isidore - CNNMoney - Media

I am sorry, you said that on February 17 — the chart I looked up this morning said about $4 billion cash burn. What did you say your guidance was on February 17?

Ray Young - General Motors Corp. - EVP, CFO

About negative $13 billion.

Chris Isidore - CNNMoney - Media

$13 billion, okay.

Operator

Ted Reed, TheStreet.com.

Ted Reed - TheStreet.com - Media

I note there is $3.1 billion of cost cuts in this first — in this quarter. There is also a large market share decline. So it is possible to say that the less you spend, you’re going to lose market share. I know that you have talked about product mix and bankruptcy chatter contributing to your marketshare loss, but isn’t this the real danger of what you’re doing going forward, you’re going to cut costs a lot and you’re going to lose market share?

Ray Young - General Motors Corp. - EVP, CFO

No, there is no correlation there. You take a look at our reductions in terms of cost, it primarily came from our manufacturing operations, whereby we were able to bring down our manufacturing costs on a global basis and also in North America.

We did cut back — scope back some of the product development spending, but part of it is also due to the timing of some of our product programs. From our perspective, there were some reduction in terms of advertising spend. But when you take a look at our marketshare reductions, again, I emphasize the primary drivers of the marketshare reductions we saw in the first quarter are, A., the fact that the mix was weaker — the segment mixes were weaker, so therefore where we performed strongly, such as full-sized sport utilities and large pickups, the segment as a percentage of the industry declined in the first quarter of this year compared to first quarter last year.

Secondly, our fleet and commercial deliveries in the first quarter were weak this year, because in the month of January and part of February we were idled in many of our US facilities, and hence, we weren’t able to deliver vehicles to our fleet customers.

Thirdly, the rumors about bankruptcy clearly had some impact in terms of our marketshare performance, particularly in North America.

Then lastly fourly, we were actually short products, believe it or not, in certain markets around the world, such as Brazil and in Germany, whereby the stimulus for the vehicle demand were we just didn’t have the products available.

There really isn’t a correlation here between the fact that we are able to take down structural costs by $3 billion, and the fact that our marketshare went down.

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Ted Reed - TheStreet.com - Media

Thank you very much.

Operator

Joe Szczesny, The Oakland Press.

Joe Szczesny - The Oakland Press - Media

You took down about $10 billion in TARP money during the first quarter. How much more do you project you are going to need for the rest — for the remaining nine months, given your liquidity situation?

Ray Young - General Motors Corp. - EVP, CFO

We actually had pretty good disclosure in the S-4 statement that we filed, where we indicate that in the month of May we will probably need about $2.6 billion in additional TARP funding. Then for the rest of the year we indicated we may need about $9 billion.

Again, this is fully disclosed in the S-4. Again, I want to emphasize that we work very, very closely with the U.S. Treasury in terms of our cash flow for cash [for] the United States. And, again, we will continue to work with them on a regular basis for them to understand our needs.

Joe Szczesny - The Oakland Press - Media

Do you have to make any contributions to your pension funds this year? Are they underfunded or where are they at at this point?

Ray Young - General Motors Corp. - EVP, CFO

They are underfunded. We don’t have in our plan right now any forecast pension contributions — in the US plans.

Joe Szczesny - The Oakland Press - Media

How much are they underfunded?

Ray Young - General Motors Corp. - EVP, CFO

I can’t really comment on that. But they are — again, the salary plan is in a better condition than the hourly plan. You saw that in terms of our disclosures earlier in the year. But I can’t really comment in terms of the percentage unfunded in this. There will be some disclosures in the future.

Joe Szczesny - The Oakland Press - Media

Will bankruptcy force you to put those [TASLs] off PBGC?

Ray Young - General Motors Corp. - EVP, CFO

I can’t speculate. First of all, I can’t speculate on bankruptcy, because frankly we are spending our time in order to avoid bankruptcy. Secondly, I don’t want to speculate that if we were to go into bankruptcy, what we would we do. It isn’t just too premature to talk about any of this stuff.

Joe Szczesny - The Oakland Press - Media

Thank you.

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

Operator

James Amend, [Ward S].

James Amend - Ward S - Media

GM has been fighting for consumer perception for a lot of years now, making some gains. But we are just curious, what is management’s thoughts about how far this bankruptcy talk may have put GM back on that front? So just looking forward, who is to say when the market comes back, it doesn’t come back as strongly for GM as everyone else?

Ray Young - General Motors Corp. - EVP, CFO

Again, we have anecdotal evidence and we have survey results which suggest that consumers may be concerned. They may be shying away from our products due to this bankruptcy concern. I think that is natural. I think ourselves, the administration, are doing everything possible in order to alleviate these concerns. And I think that the government-backed warranty program announced on March 30 is an excellent example of reassuring consumers about the fact that they don’t have to worry about the impact of any bankruptcy, should that occur. And they should focus on the merits of the product in terms of their purchase decision.

Again, we recognize that for certain consumers there will still be a lingering impact. I think from our perspective, we just need to get through this restructuring. We need to make sure that we get our cost structure back in order. We need to make sure we start registering results. We need to get out of the front page of the newspapers every day.

So that is the reason why we just need to move very, very fast in terms of this restructuring. Whether it be out of court or in court, we need to just get this thing behind us. And then make sure that the story regarding General Motors is no longer about the restructuring itself, but regarding the great products that we are launching right now.

This is the story that we just need to make sure we reemphasize to everyone, is that we’ve got probably the best products in the 100 year history of this Company right now. And we just need to make sure that the public understands that, and we communicate it. And if we can do that, then I’m very, very confident that with the right cost structure that we’re going to get to, and with the great products where going to be launching — that we are launching right now and we continue to lunch, I’m absolutely convinced that the Viability Plan that we presented at the end of April will demonstrate that General Motors is more than viable. We will be able to generate positive cash flow, and we will be able to provide a return to the US taxpayers.

James Amend - Ward S - Media

Thank you.

Operator

Mr. Arickx, there are no further questions at this time. I will now turn the call back to you. Please continue with your presentation or closing remarks.

Randy Arickx - General Motors Corp. - Executive Director IR

Thank you very much. Thanks everyone for joining us this morning. Talk to you soon.

Operator

Ladies and gentlemen, that does conclude the conference call. We thank you for your participation, and ask that you please disconnect your line.

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FINAL TRANSCRIPT
May. 07. 2009 / 9:00AM ET, GM - Q1 2009 General Motors Corp. Earnings Conference Call

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